UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2019

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA” or the “Bank”), in compliance with the Securities Market legislation, hereby proceeds to notify the following:

RELEVANT INFORMATION

Pursuant to the terms and conditions of the issuance of preferred securities contingently convertible into ordinary shares of BBVA, carried out by the Bank on 19 February 2014 for a total amount of EUR 1,500 million, with ISIN code XS1033661866 (the “Issuance”), and once the prior consent from the Regulator has been obtained, BBVA hereby announces its irrevocable decision to early redeem the Issuance on 19 February 2019 (i.e., the First Reset Date).

The Redemption Price per Preferred Security shall be EUR 203,500, which is equal to the Liquidation Preference plus any unpaid Distributions accrued until (but excluding) 19 February 2019, and shall be paid to Holders in accordance with the terms and conditions of the Issuance.

Madrid, 15 January, 2019

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: January 15, 2019	By:	/s/ Antonio Borraz Peralta
Name: Antonio Borraz Peralta
Title: Assets and Liabilities Management Director